

Retail Investing's Zeitgeist Moment
Services
Friction-Free, Mobile First
Social & Community
Membership & Educational
Commerce
Robinhood
Stocktwits
stockperks
Rally
acorns
tribevest
ELLEVEST
Otis

Travis Smith (He/Him) · 1st

Follow me while I build the social and collaborative banking layer of the investing world

Talks about #wealth, #startup, #founders, #ownership, and #entrepreneur

Columbus, Ohio, United States · Contact info

6,539 followers · 500+ connections

7 mutual connections: Kati Conley, Gadi Borovich, and 5 others

Message More

TribeVest

The Ohio State University

Highlights

Pattern Disrupt: Investing as a Multiplayer Wealth Building Experience
Travis spoke at this event

Featured

Post
Tribevest's mission is to turn every single deal (on and off...



The Beginner's Guide to Group Investing: How to Build Weal...
Travis Smith on LinkedIn • 3 min...
26 1 comment

Article



Pete Kight, $4B FinTech exit "hard truths", ... and his...
Travis Smith on LinkedIn
An evening with the Father of FinTech, the authentic CEO shares his $4.4 Billion exit journey, level sets with 'hard truths', and warns banks that they are walking into a Death...

Article



Tribevest customers talk a lot about Building Wealth: What...
Travis Smith on LinkedIn
Do you dream of a life where you don't rely on your W2 income to survive? You're not alone. The concept of financial freedom has only grown in popularity in recent years....

Activity

6,539 followers

✓ Following

Travis Smith reshared a post • 1w

This was a great podcast and I believe The Real Estate Experiment Network is doing important work.

Why Group Investing Works Well
youtube.com

2

Travis Smith reshared a post • 1w

Fantastic week with the entire product team in town. Big things coming.....

26 3 comments

Travis Smith posted this • 2w

What is Generational Wealth?
Generational wealth is any wealth that is passed down from one generation to the next.
...show more

20 3 comments

Travis Smith reshared a post • 2w

This podcast was a ton of fun.

27 1 comment

Show all activity →

About

We stand at the edge of an exciting new era where the dream of financial freedom will become a reality for the greatest number of people.

Over half of the world's wealth currently lies in the hands of the top 1% of the global population, accor ...see more

Experience

Founder & CEO
TribeVest · Full-time
Feb 2018 - Present · 4 yrs 6 mos
Columbus, Ohio Area

The Tribevest platform is the easiest way to launch an investor entity, pool capital, and experience wealth-building with friends, family, and people you trust. ...see more



Founder & CEO
Move the Channel · Self-employed
Apr 2009 - Apr 2018 · 9 yrs 1 mo
Columbus, Ohio Area

Move The Channel was born in 2010 as a forum where a small group of channel friends and contacts could share ideas and channel strategies while staying in touch. Since then, however, it has g ...see more

Move the Channel Introduction
Hi I'm Travis Smith Founder and General Manager of the Move the Channel. Move the Channel is home to 1000s of Channel sales and channel marketing professionals...

Profitstars Division - Enterprise Payment Strategic Alliances
Jack Henry & Associates · Full-time
Mar 2015 - Aug 2016 · 1 yr 6 mos
Columbus, Ohio Area

Successful strategic alliances ultimately accelerate new customer associations previously out of reach of one or both partners.

Technology Global Channels and Regional Vice President
HMI Performance Incentives
May 2009 - Mar 2015 · 5 yrs 11 mos
Greater Boston Area

HMI is a performance improvement company with an impressive track record of helping businesses, large and small, grow sales and improve engagement. We combine innovative strategies and ...see more

Vice President of Sales
Hoike Technologies DBA CampusDocs
Apr 2008 - Mar 2009 · 1 yr

CampusDocs is a web-based, SaaS (Software as a Service) document management product built specifically to meet the needs and challenges faced by the Higher Education market. Campus ...see more

Show all 8 experiences →

Education

The Ohio State University
BS, Finance
1995 - 1999
Activities and societies: 1997 Internship: Selected for Godfrey Pembroke Financial Internship (Sydney, Australia) ...see more

Northwestern University, Evanston, IL
Coursework in Economics, Statistics, and Accounting

Chapman University
Leadership and Management Certification
2007 - 2008

Emerging Leaders and Managers

Northwestern University
Summer Business Program, Business
1997 - 1997

Coursework

Show all 5 education →

Skills

CRM
99+ endorsements
Endorse

SaaS
99+ endorsements
Endorse

Solution Selling
Endorsed by James Saavedra and 14 others who are highly skilled at this
Endorsed by 5 colleagues at HMI Performance Incentives
99+ endorsements
Endorse

Show all 50 skills →

Recommendations
Recommend Travis

Received Given



Kristine Chong · 2nd
Senior UX Design Manager @ Walmart Global Tech
July 29, 2021, Kristine reported directly to Travis

Travis is a passionate leader who genuinely cares about people, relationships, and teamwork. Leading by example, he meets every challenge with a high level of energy, optimism, and drive. I had the chance to work (remotely) with Travis for a year, while on the product team at Tribevest. Even though we were in

different cities, I could tell that Travis was (and is) whole-heartedly mission-driven and dedica ...see more

Nathan Zanzig · 2nd
Business Operations @ ScriptDrop
May 3, 2019, Nathan reported directly to Travis

Travis has been an inspirational coach and mentor. He brought me in as an intern for TribeVest to lead the sales efforts at a very early stage. He gave me the perfect combination of autonomy and mentorship. He is always there to help, no matter what, even if it's unrelated to work. TribeVest is going to be a billion dollar company one day with Travis' vision.

Zoheb Osmani · 2nd
Licensed Yardi Consultant | Implementations/Migrations/Conversions | Outsourced Accounting & Bookkeeping
November 20, 2018, Travis was Zoheb's client

I have had the brief pleasure of working with Travis, and when it comes to uplifting optimism, and an innate ability to analyze any scenario and quickly come up with a solution, Travis comes second to none.

Show all 29 received →

Publications

Move the Channel Marketing Guide & R.I.M.E.S Chart
Move the Channel · Apr 5, 2013

Show publication

Movethechannel.com is an expansion of the LinkedIn group. Its goal is to provide an additional digital platform for channel pros to share and discuss ideas and experiences. As members of the Move The Channel comı ...see more

Other authors

Honors & awards

Money 20/20 Startup Academy Award 2018
Issued by Money 20/20 · Sep 2018

Associated with TribeVest

This just in! Thrilled that TribeVest has been selected as one of the industry's brightest 100 startups and to participate in the Money20/20 USA hashtag#Startup Academy! Looking forward to all that's to come iı ...see more

TechStars Pitch Competition 1st Prize $25,000 Award
Issued by TechStars & DMG · May 2018

Associated with TribeVest

The 2018 Techstars Columbus Startup Week CMH powered by Chase for Business® concluded last week after 5 jam-packed days filled with events such as keynotes speakers, networking sessions, roundtables, co- ...see more

Organizations

Toastmasters
President · Feb 2009 - Present

Causes

Arts and Culture • Children • Economic Empowerment • Education • Health • Science and Technology

Interests

Influencers | Companies | Groups | Schools

Scott Belsky · 3rd
Executive, Author, Investor, & Product Obsessive
156,299 followers

David Edelman · 2nd
Former Fortune 50 CMO; Business School Professor; Executive Advisor
1,128,815 followers

Show all 47 influencers →